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                                                Filed Pursuant to Rule 424(b)(5)
                                                              File No. 333-50542


Prospectus supplement to prospectus dated February 14, 2001

4,000,000 Shares

MGI PHARMA, INC.                                                      [MGI Logo]

Common Stock


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     We are selling 4,000,000 shares of common stock with this prospectus supplement and the accompanying prospectus. The last reported sale price of our common stock on May 8, 2001 was $10.01 per share. Our common stock is listed for trading on the Nasdaq National Market under the symbol "MOGN."


                                   ----------


This investment involves risks. See "Risk Factors" beginning on page 4 of the accompanying prospectus.


================================================================================
                                                    Per Share          Total
                                                    ---------       ----------
Public offering price.......................          $8.00        $32,000,000
Underwriting discount.......................          $0.60        $ 2,400,000
Proceeds to MGI PHARMA......................          $7.40        $29,600,000
================================================================================

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

                           U.S. Bancorp Piper Jaffray

             The date of this prospectus supplement is May 8, 2001.
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                               TABLE OF CONTENTS

Prospectus Supplement                                                       Page
---------------------                                                       ----

About this Prospectus Supplement.........................................   S-1
Use of Proceeds..........................................................   S-1
Underwriting.............................................................   S-1
Legal Matters............................................................   S-3
Experts..................................................................   S-3

Prospectus                                                                  Page
----------                                                                  ----

Summary..................................................................     3
Risk Factors.............................................................     4
Use of Proceeds..........................................................    13
Plan of Distribution.....................................................    14
Legal Matters............................................................    14
Experts..................................................................    14
Where You Can Find More Information......................................    14


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     You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. We have not authorized anyone to provide you with information different from that contained in any of these documents. The information contained in these documents is accurate only as of the date of each document, as the case may be, regardless of the time of delivery of this prospectus supplement and accompanying prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may change after the date set forth in each document in which the information is presented.


                                   ----------

                         ABOUT THIS PROSPECTUS SUPPLEMENT

     We provide information to you about this offering of shares of our common stock in two separate documents: (a) the accompanying prospectus, which provides general information, some of which may not apply to this offering; and
(b) this prospectus supplement, which describes the specific details regarding this offering. Generally, when we refer to this "prospectus," we are referring to both documents combined.

     If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

     This prospectus supplement, the accompanying prospectus and the documents incorporated by reference contain some "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 and information relating to us that is based on the beliefs of our management, as well as assumptions made by, and the information currently available to, our management. When used in these documents, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in these forward-looking statements, including those risks discussed in the prospectus.

     You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus supplement, the accompanying prospectus or the documents incorporated by reference, as the case may be. Except for special circumstances in which a duty to update arises when prior disclosure becomes materially misleading in light of subsequent events, we do not intend to update any of these forward-looking statements to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.


                                 USE OF PROCEEDS

     We expect the net proceeds from this sale of common stock to be approximately $29.2 million after deducting estimated expenses. We intend to use the net proceeds from the sale of the common stock to fund research and development, product commercialization, potential product acquisitions, product development opportunities, working capital and general corporate purposes. Our management will have broad discretion in the allocation of the net proceeds of the offering. Pending such uses, we intend to invest the net proceeds in short-term, investment grade, interest-bearing securities.


                                   UNDERWRITING

     We have entered into a purchase agreement with U.S. Bancorp Piper Jaffray Inc. with respect to the shares being offered by this prospectus supplement. Subject to certain conditions, we have agreed to sell to U.S. Bancorp Piper Jaffray Inc., and U.S. Bancorp Piper Jaffray Inc. has agreed to purchase from us, the 4,000,000 shares of common stock offered hereby at $7.40 per share.

     The purchase agreement provides that the obligation of U.S. Bancorp Piper Jaffray Inc. to purchase shares of common stock is subject to the approval of certain legal matters by counsel and to certain other conditions, including that if any of the shares of common stock are purchased by U.S. Bancorp Piper Jaffray Inc. all such shares of common stock must be so purchased.

     We have been advised by U.S. Bancorp Piper Jaffray Inc. that it proposes to offer the shares of common stock to the public initially at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares of common stock are not sold at such initial public offering price, U.S. Bancorp Piper Jaffray Inc. may change the public offering price. Assuming that all of the shares of common stock are sold at the initial public offering price, the per share and total underwriting discounts and commissions that U.S. Bancorp Piper Jaffray Inc. will receive in connection with the offering will be $0.60 and $2,400,000, respectively.


                                      S-1
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     We, together with certain of our shareholders and our executive officers and directors, have agreed not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase or grant any option, right or warrant to purchase or otherwise transfer or dispose of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of such common stock, or to cause a registration statement covering any shares of common stock to be filed, for a period of 90 days from May 8, 2001, the date of the execution of the purchase agreement, without the prior written consent of U.S. Bancorp Piper Jaffray Inc., subject to limited exceptions.

     U.S. Bancorp Piper Jaffray Inc. does not intend to sell more than 5% of the number of shares of common stock offered hereby to accounts over which it exercises discretionary authority.

     In connection with the offering, U.S. Bancorp Piper Jaffray Inc. may purchase or sell shares of common stock in the open market. These may include short sales and stabilizing transactions. Short sales involve sales of common stock in excess of the number of shares to be purchased by U.S. Bancorp Piper Jaffray Inc. in the offering, which creates a short position. "Covered" short sales are sales of common stock made in an amount up to the number of shares purchased in the offering. In determining the source of common stock to close out the covered short position, U.S. Bancorp Piper Jaffray Inc. will consider, among other things, the price of shares of common stock available for purchase in the open market. U.S. Bancorp Piper Jaffray Inc. may also make "naked" short sales of common stock in excess of the shares purchased in the offering. Transactions to close out the covered or naked short position involve purchases of the common stock in the open market after the distribution has been completed. A naked short position is more likely to be created if U.S. Bancorp Piper Jaffray Inc. is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids or purchases of common stock in the open market while the offering is in progress.

     These activities by U.S. Bancorp Piper Jaffray Inc. may have the effect of preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market in the absence of these transactions. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the Nasdaq National Market.

     We estimate that our share of the total expenses for the offering will be approximately $395,000.

     We have agreed to indemnify U.S. Bancorp Piper Jaffray Inc. against some liabilities, including liabilities under the Securities Act, or to contribute to the payments the underwriters may be required to make because of any of those liabilities.

     U.S. Bancorp Piper Jaffray Inc. has performed some investment banking and advisory services for us from time to time for which it has received customary fees and expenses. U.S. Bancorp Piper Jaffray Inc. may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

     Pursuant to an engagement letter executed on May 8, 2001, we retained U.S. Bancorp Piper Jaffray Inc. to identify and provide advice with respect to potential transactions. U.S. Bancorp Piper Jaffray Inc. would be entitled to participate in any offering of our equity securities, serve as our financial advisor in any merger transaction, as defined in the engagement letter, and receive a fee if there is a public offering or merger transaction within the periods specified in such engagement letter.


                                      S-2
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                                  LEGAL MATTERS

     Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the securities offered hereby and some other legal matters on behalf of MGI PHARMA. Legal matters in connection with the offering will be passed upon for the underwriter by Morgan, Lewis & Bockius LLP.


                                     EXPERTS

     Our financial statements as of December 31, 1999 and 2000 and for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference in this prospectus supplement and accompanying prospectus in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus supplement and accompanying prospectus, given on their authority as experts in accounting and auditing.

          The statement of assets acquired and liabilities assumed as of September 30, 2000, and the related statement of direct revenues and direct expenses for the nine-month period then ended of The Hexalen Business of MedImmune, Inc. (as defined in the notes to these financial statements) have been incorporated by reference in this prospectus supplement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference in this prospectus supplement, given on their authority as experts in accounting and auditing.


                                      S-3
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                                4,000,000 SHARES

                                MGI PHARMA, INC.

                                  COMMON STOCK




                                   [MGI Logo]




                          ___________________________

                             PROSPECTUS SUPPLEMENT
                          ___________________________




                           U.S. Bancorp Piper Jaffray

                                  May 8, 2001